UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A
Amendment No.1

**[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended June 30, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-21554

DENMARK BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Wisconsin	**39-1472124**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

103 East Main Street, Denmark, Wisconsin 54208-0130
(Address of principal executive offices)

(920) 863-2161
(Registrant's telephone number, including area code)

(Former name, address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
___ Large Accelerated Filer   **X Accelerated Filer**   ___ Non-accelerated

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes [ ] No [X]

APPLICABLE ONLY TO CORPORATE ISSUERS:

As of August 1, 2006, there were 119,418 shares of the registrant's Common Stock (no par value) outstanding.

DENMARK BANCSHARES, INC.
TABLE OF CONTENTS

Quarterly Report On Form 10-Q
For The Quarter Ended June 30, 2006

Explanatory Note

Denmark Bancshares, Inc. is filing this Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006. This Amendment is being filed to reflect the disclosure of the sale of common shares exempt from registration by Section 4(6) of the Securities Act of 1933, as amended, in Part II, Item 2. Unregistered Sales of Equity Securities and Use of Proceeds. No other information included in the Form 10-Q is being amended by this Amendment.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Financial Condition

	June 30, 2006	December 31, 2005
	(Unaudited)	
Assets		
Cash and due from banks	$9,162,372	$10,495,063
Interest-bearing deposits in other banks	6,753,686	0
Total Cash and Cash Equivalents	$15,916,058	$10,495,063
Federal funds sold	17,971,000	5,140,000
Investment Securities		
Available-for-sale, at fair value	9,994,144	11,016,664
Held-to-maturity, at cost	37,335,117	38,553,270
Total Investment Securities	$47,329,261	$49,569,934
Loans	309,849,521	325,071,372
Allowance for credit losses	(6,228,076)	(6,400,480)
Net Loans	$303,621,445	$318,670,892
Loans held for sale	1,238,574	1,440,529
Premises and equipment, net	9,814,256	10,180,630
Other investments, at cost	6,651,745	7,743,390
Accrued interest receivable	2,090,249	2,032,413
Other assets	9,883,415	9,247,763
TOTAL ASSETS	$414,516,003	$414,520,614
Liabilities		
Deposits		
Noninterest-bearing	$33,366,872	$39,545,404
Interest-bearing	264,710,201	258,708,268
Total Deposits	$298,077,073	$298,253,672
Short-term borrowings	28,100,441	28,230,373
Accrued interest payable	1,465,226	1,265,875
Other liabilities	1,640,310	1,202,826
Long-term debt	35,011,223	35,015,216
Total Liabilities	$364,294,273	$363,967,962
Stockholders' Equity		
Common stock, no par value, authorized 640,000 shares; outstanding 119,511 and 120,038 respectively	$18,173,975	$18,173,975
Treasury stock, at cost (2,019 and 1,492 shares respectively)	(1,664,209)	(1,198,803)
Paid in capital	469,986	470,094
Retained earnings	33,329,730	33,191,504
Accumulated other comprehensive loss		
Unrealized losses on securities	(87,752)	(84,118)
Total Stockholders' Equity	$50,221,730	$50,552,652
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$414,516,003	$414,520,614

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Income
(Unaudited)

	For the Quarter Ended		For the Six Months Ended	
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Interest Income				
Loans including fees	$5,289,302	$4,702,560	$10,607,604	$9,241,647
Investment securities:				
Taxable	110,968	66,574	225,925	125,545
Exempt from federal tax	496,435	515,511	997,610	1,030,127
Interest on federal funds sold	117,148	18,381	161,758	48,180
Other interest income	106,532	104,381	191,780	248,514
	$6,120,385	$5,407,407	$12,184,677	$10,694,013
Interest Expense				
Deposits	$2,329,883	$1,541,183	$4,486,850	$2,932,103
Short-term borrowings	358,517	168,345	695,576	310,305
Long-term debt	377,712	352,559	751,325	701,294
	$3,066,112	$2,062,087	$5,933,751	$3,943,702
Net interest income	$3,054,273	$3,345,320	$6,250,926	$6,750,311
Provision for Credit Losses	260,500	124,000	536,000	250,000
Net interest income after provision for credit losses	$2,793,773	$3,221,320	$5,714,926	$6,500,311
Other Income				
Service fees and commissions	$257,004	$229,649	$526,767	$462,111
Loan sale gains	15,831	33,856	49,451	60,774
Other	114,236	115,302	232,320	222,316
	$387,071	$378,807	$808,538	$745,201
Other Expense				
Salaries and employee benefits	$1,823,736	$1,700,065	$3,609,640	$3,366,063
Occupancy expenses	340,258	350,609	694,095	695,003
Data processing expenses	225,690	178,328	414,988	359,755
Directors fees	41,505	71,145	87,925	141,915
Printing and supplies	57,725	65,869	102,593	118,737
Professional fees	53,637	38,900	104,773	117,899
Amortization of intangibles	51,863	51,872	103,726	103,736
Loss on sale of other real estate	25,000	61,501	31,959	120,038
Other operating expenses	215,679	250,189	387,580	533,792
	$2,835,093	$2,768,478	$5,537,279	$5,556,938
Income before income taxes	$345,751	$831,649	$986,185	$1,688,574
Income tax (benefit) expense	(54,784)	232,958	(6,737)	371,299
NET INCOME	$400,535	$598,691	$992,922	$1,317,275
Per Share				
Net income	$3.35	$4.97	$8.29	$10.92
Dividends declared	$0.00	$0.00	$7.15	$7.00
Weighted average shares outstanding	119,564	120,490	119,710	120,641

The accompanying notes are an integral part of these financial statements.


Denmark Bancshares, Inc.
Consolidated Statement of Changes in Stockholders' Equity
(Unaudited)


	Common Stock		Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
	Shares	Amount					
Balance, December 31, 2005	120,038	$18,173,975	$470,094	$33,191,504	($84,118)	($1,198,803)	$50,552,652
Comprehensive income							
Net income				992,922			992,922
Other comprehensive income, net of tax							
Change in unrealized gain on securities available-for-sale, net of applicable deferred income tax expense of $1,769					(3,634)		(3,634)
Total comprehensive income							$989,288
Cash dividends, $7.15 per share				(854,696)			(854,696)
Treasury stock sales	245		(108)			215,218	215,110
Treasury stock acquisitions	(772)					(680,624)	(680,624)
Balance, June 30, 2006	119,511	$18,173,975	$469,986	$33,329,730	($87,752)	($1,664,209)	$50,221,730

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended June 30,	
	2006	2005
Cash Flows from Operating Activities:		
Net income	$992,922	$1,317,275
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	386,380	381,880
Provision for credit losses	536,000	250,000
Amortization of intangibles	103,726	103,736
Impairment loss on bank building	0	75,453
(Gain) loss on sale of assets	(17,492)	59,321
Amortization of bond premium	11,640	9,570
Accretion of bond discount	(87,002)	(78,890)
Mortgage loans originated for sale	(4,430,101)	(5,763,555)
Proceeds from sale of mortgage loans	4,577,471	5,143,957
Common stock dividends	0	(173,300)
Income from bank owned life insurance	(96,000)	(96,000)
Increase in interest receivable	(57,836)	(214,644)
Increase in interest payable	199,351	130,378
Other, net	49,052	365,837
Net Cash Provided by Operating Activities	$2,168,111	$1,511,018
Cash Flows from Investing Activities:		
Maturities of held-to-maturity securities	$1,295,300	$535,000
Maturities and sales of available-for-sale securities	2,741,626	5,370,021
Purchase of held-to-maturity securities	0	(375,000)
Purchase of available-for-sale securities	(1,726,295)	(6,109,740)
Purchases of AgriBank, FCB stock	(30,000)	(30,000)
Money market mutual funds, net	(896,195)	188,462
Federal funds sold, net	(12,831,000)	5,479,000
Proceeds from sale of FHLB common stock	2,017,840	0
Proceeds from sale of foreclosed assets	133,466	359,381
Net decrease (increase) in loans made to customers	14,196,483	(9,929,278)
Capital expenditures	(20,006)	(2,129,702)
Net Cash Provided (Used) by Investing Activities	$4,881,219	($6,641,856)
Cash Flows from Financing Activities:		
Net (decrease) increase in deposits	($176,598)	$3,649,385
Purchase of treasury stock	(680,624)	(576,049)
Sale of treasury stock	215,110	76,299
Dividends paid	(852,298)	(815,663)
Debt proceeds	14,950,067	8,550,000
Debt repayments	(15,083,992)	(6,603,686)
Net Cash (Used) Provided by Financing Activities	($1,628,335)	$4,280,286
Net increase (decrease) in cash and cash equivalents	$5,420,995	($850,552)
Cash and cash equivalents, beginning	10,495,063	11,274,172
CASH AND CASH EQUIVALENTS, ENDING	$15,916,058	$10,423,620
Noncash Investing Activities:		
Loans transferred to foreclosed properties	$421,000	$176,000
Supplemental Cash Flow Disclosures:		
Cash paid for interest	$5,746,254	$3,820,010
Cash paid for income taxes	393,000	420,235

The accompanying notes are an integral part of these financial statements.

NOTE 1 - FINANCIAL STATEMENTS

The consolidated financial statements included herein are unaudited. In the opinion of management, these statements contain all adjustments necessary to present fairly the financial position of Denmark Bancshares, Inc. ("DBI"), the results of operations and cash flows for the periods presented. All adjustments necessary for the fair presentation of the financial statements are of a normal recurring nature. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in DBI's latest annual report on Form 10-K. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

Reclassifications - Certain amounts in the prior period financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

| | June 30, 2006 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government agencies	$2,577,798	$1,602	($11,562)	$2,567,838
Mortgage-backed securities	3,592,062	27	(104,819)	3,487,270
State and local governments	3,965,604	20	(26,588)	3,939,036
	$10,135,464	$1,649	($142,969)	$9,994,144

| | December 31, 2005 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government agencies	$1,700,000	$0	($3,850)	$1,696,150
Mortgage-backed securities	4,880,182	3,993	(111,969)	4,772,206
State and local governments	4,572,398	296	(24,386)	4,548,308
	$11,152,580	$4,289	($140,205)	$11,016,664

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

| | June 30, 2006 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$37,335,117	$1,402,738	$0	$38,737,855

| | December 31, 2005 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$38,553,270	$1,856,408	($689)	$40,408,989

The amortized cost and estimated fair values of securities at June 30, 2006, by maturity were as follows:

| | Securities Available-for-Sale | | Securities Held-to-Maturity | |
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Amounts Maturing				
Within one year	$6,085,511	$5,987,744	$1,637,830	$1,655,535
From one through five years	3,416,630	3,398,306	7,109,714	7,471,183
From five through ten years	186,917	185,264	10,263,080	10,628,963
After ten years	446,406	422,830	18,324,493	18,982,174
	$10,135,464	$9,994,144	$37,335,117	$38,737,855

At June 30, 2006, 18 debt securities have unrealized losses with aggregate depreciation of 2% from DSB's amortized cost basis. These unrealized losses relate principally to the increase in interest rates and are not due to changes in the financial condition of the issuer. In analyzing an issuer's financial condition, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, and industry analysts' reports. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

NOTE 3 - LOANS

Major categories of loans included in the loan portfolio are as follows:

	June 30, 2006	December 31, 2005
Real Estate:		
Residential	$103,862,648	$110,666,301
Commercial	61,364,530	63,211,379
Agricultural	33,537,938	34,979,648
Construction	29,095,314	29,158,731
	$227,860,430	$238,016,059
Commercial	$37,249,614	$39,766,055
Agricultural	33,825,927	36,260,702
Consumer and other	10,913,550	11,028,556
TOTAL	$309,849,521	$325,071,372

Changes in the allowance for loan losses were as follows:

| | For the Six Months Ended June 30, | | For the Year Ended December 31, |
	2006	2005	2005
Balance, beginning of period	$6,400,480	$5,820,150	$5,820,150
Provision charged to operations	536,000	250,000	786,000
Recoveries	34,287	51,920	130,605
Charge-offs	(742,691)	(58,953)	(336,275)
Balance, end of period	$6,228,076	$6,063,117	$6,400,480

Denmark Bancshares, Inc. and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Unaudited)

Financial Highlights

(In thousands, except per share data)	2nd Qtr. 2006	1st Qtr 2006	4th Qtr. 2005	3rd Qtr 2005	2nd Qtr. 2005
Operating Results					
Interest income	$6,121	$6,064	$5,861	$5,704	$5,407
Interest expense	3,066	2,868	2,624	2,345	2,062
Net interest income	3,055	3,196	3,237	3,359	3,345
Provision for credit losses	261	275	277	259	124
Noninterest income	387	421	400	422	379
Noninterest expense	2,835	2,702	2,590	2,815	2,769
Net income	401	592	665	604	598
Per Share Data					
Net income per share	$3.35	$4.94	$5.53	$5.03	$4.97
Financial Condition (1)					
Total Loans (includes loans held for sale)	$311,088	$318,266	$326,512	$320,586	$311,291
Allowance for credit losses	6,228	6,659	6,400	6,205	6,063
Investment securities	47,329	49,690	49,570	48,425	49,660
Assets	414,516	410,278	414,521	406,146	402,811
Deposits	298,077	295,002	298,254	291,152	292,407
Other borrowed funds	63,112	62,387	63,246	62,112	57,437
Stockholders' equity	50,222	50,081	50,553	49,993	50,361
Financial Ratios					
Return on average equity	3.19%	4.71%	5.28%	4.78%	4.74%
Return on average assets	0.39%	0.58%	0.65%	0.61%	0.61%
Interest rate spread	2.58%	2.76%	2.84%	3.11%	3.22%
Average equity to average assets	12.31%	12.29%	12.41%	12.71%	12.92%
Allowance for credit losses to total loans (1)	2.00%	2.09%	1.96%	1.94%	1.95%
Non-performing loans to allowance for credit losses (1)	177%	158%	119%	112%	124%

(1) As of the period ending.

   This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the appropriateness of the allowance for loan losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Company expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses and intangible assets.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 - "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions" (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an adequate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies, as an integral part of their examination process, and by external auditors, consideration of current trends and volume of total nonperforming, past-due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans (other than loans secured by 1-to-4 family residential properties, loans secured by consumer personal property and unsecured loans), above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors; 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with FAS 5. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends. In determining the appropriateness of the allowance for loan and lease losses at June 30, 2006, DBI utilized the same risk factor percentages for loans that it used at December 31, 2005.

The foregoing calculations in accordance with FAS 114 and FAS 5 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the appropriateness of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is adequate as of June 30, 2006.

Intangible Assets

DBI has a core deposit intangible asset that was originated in connection with DSB's expansion through an acquisition of an established branch operation in 1997. The acquisition did not meet the definition of a business combination in accordance with Statement No. 141. As such, DBI continues to amortize the intangible asset related to the acquisition over a period of fifteen years. Annually DBI reviews the intangible assets for impairment and records an impairment charge, if any, to earnings.

Had management determined that this acquisition met the definition of a business combination, Statement No. 142 would have required the intangible asset not to be amortized and for DBI to evaluate the branch acquisition for impairment on an annual basis and record an impairment charge, if any, to earnings.

Glossary of Loan Terms

Impaired Loan - A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance.

Nonaccrual Loan - DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of the management, the loans are estimated to be fully collectible as to both principal and interest.

Non-Performing Assets - Non-performing assets include nonaccrual loans as defined above and real and personal properties acquired in satisfaction of debts previously owed.

Past Due Accruing Loans - A loan on which all or part of a scheduled payment is delinquent by more than 30 days but less than 90 days past due, except loans that are considered nonaccrual.

Potential Problem Loans - Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny.

Restructured Loans - Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in the payment schedule, the amortization term, the interest rate, or a combination of these.

Risk Rating – Risk rating, which is also sometimes referred to as loan grading, is the internal quarterly process of reviewing and evaluating loans based on quality and assigning a risk grade to them. The range of categories from the best quality to worst is as follows: highest quality, solid quality, some weakness, inherent industry weakness, special mention, substandard, doubtful and loss. Impaired loans are generally assigned a substandard risk grade.

Special Mention Loans - Loans classified "special mention" are one step above substandard loans as described below. These loans contain some weakness, which if not corrected or improved upon could lead to further deterioration and a lower rating.

Substandard - A "substandard" loan is a loan that is inadequately protected by the current sound worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Results of Operations

Net income for the quarter ended June 30, 2006, was $400,535, a decrease of $198,156 or 33%, compared to $598,591, for the corresponding period in 2005. This decrease was the result of a decrease in net interest income, a higher provision for loan losses and higher noninterest expenses, which more than offset a decrease in the provision for income tax expense and higher noninterest income.

Net interest income for the quarter ended June 30, 2006, was $3,054,273, a decrease of $291,047 compared to the corresponding period in the prior year. The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

(In thousands)	Increase (Decrease) Due to Change In		
	Average Balance	Average Rate	Total Change
Interest income	$225	$488	$713
Interest expense	158	846	1,004
Net interest income	$67	($358)	($291)

This decrease in net interest income was attributable to a decrease in net interest spread, which more than offset the increase in net interest income attributable to an increase in the volume of interest-earning assets and interest-bearing liabilities. The average net interest rate spread decreased from 3.22% during the second quarter of 2005 to 2.58% during the quarter ended June 30, 2006. DBI's yield on earning assets was 5.90% during the second quarter of 2005 compared to 6.34% during the quarter ended June 30, 2006. The average cost of funds was 3.76% during the most recent quarter, an increase of 108 basis points compared to the quarter ended June 30, 2005. The Federal Open Market Committee has raised short-term rates seventeen times (425 basis points) between June 30, 2004, and June 30, 2006. Long-term rates have not risen in a like amount during this period resulting in a flattening yield curve, which has put pressure on DSB's net interest spread. The average balance of interest-earning assets increased by $19.8 million while the volume of interest-bearing liabilities increased by $18.8 million during the second quarter of 2006 compared to the second quarter of 2005.

In the second quarter of 2006 DBI's provision for credit losses was $260,500 compared to $124,000 for the second quarter of 2005. Net charge-offs were $691,632 in the second quarter of 2006 compared to net recoveries of $2,549 during the corresponding period in the prior year. During the most recent quarter DSB recorded charge-offs totaling $542,183 on commercial real estate loans and other commercial loans, and $147,862 on loans secured by residential real estate. The charge-offs were recorded on ten different borrowers with the largest single charge-off totaling $350,000 secured by commercial real estate. Some of these charge-offs are partial charge-offs that were based on the best estimates of collection at the time the loans were analyzed.

Noninterest income for the three months ended June 30, 2006, was $387,071, an increase of $8,264 compared to the corresponding period in 2005. Commissions from the sales of mutual funds, annuities and common stocks increased by $25,238 during the quarter ended June 30, 2006, compared to the corresponding period in 2005. Gains from the sales of residential real estate loans decreased by $18,025 during the second quarter of 2006 compared to the quarter ended June 30, 2005. DSB sold $1.4 million of mortgage loans in the second quarter of 2006 compared to $2.8 million during the second quarter of 2005.

Noninterest expense increased by $66,615 or 2% during the three months ended June 30, 2006, compared to corresponding period in 2005. Salaries and benefits expense increased $123,671 or 7% over the corresponding period in 2005. This increase is primarily the result of higher salaries and wages, which increased by $62,203 primarily as a result of regular salary increases. Higher group health insurance expenses, which increased by $48,151 or 15%, also contributed to the increase in salaries and benefits expense.

Occupancy expenses decreased by $10,351 or 3% during the three months ended June 30, 2006, compared to the second quarter of 2005. The decrease is primarily attributable to lower maintenance expenses, which decreased by $12,576.

Data processing expenses increased by $47,362 during the most recent quarter compared to the second quarter of 2005. DSB is negotiating terms of a new contract for its core data processing systems. The contract would require conversion to a new system and DSB would incur approximately $150,000 to $200,000 of one-time costs during 2006 and 2007. DSB began accruing $20,000 per month in June 2006. The conversion is expected to occur in January 2007. DSB also incurred $10,000 of data processing expenses for asset liability modeling and consulting services under a contract signed in September 2005, which requires quarterly payments of $10,000.

Losses on the sales of other real estate properties acquired through foreclosure decreased by $36,501 during the most recent quarter compared to the second quarter of 2005.

Directors' fees decreased by $29,640 during the quarter ended June 30, 2006, compared to the corresponding period in 2005. The decrease is primarily the result of a change in the directors' compensation policy that eliminates certain fees to inside directors for board and committee meetings.

Professional fees increased by $14,737 or 38% during the three months ended June 30, 2006, compared to the second quarter of 2005. Professional fees include expenditures for technology consulting, legal, audit, compliance, tax and appraisal services.

For the three months ended June 30, 2006 and 2005, DBI recorded combined federal and state income tax benefit of $54,784 and income tax provision of $232,958. These provisions reflect effective income tax rates of negative 16% in 2006 and 28% in 2005. DSB's combined statutory tax rate is 39%. The lower effective income tax rates are primarily attributable to certain federally tax exempt interest earned on state and local government investment securities. For the three months ended June 30, 2006, federally tax-exempt interest income was greater than income before income taxes, which resulted in the overall negative effective income tax rate for that period.

Financial Condition

Total assets decreased by $4,611 between December 31, 2005, and June 30, 2006. Total loans, excluding loans held for sale, decreased by $15.2 million during the first six months. Investment securities decreased by $2.2 million. These funds were invested in federal funds sold, which increased by $12.8 million and interest-bearing deposits in other banks increased by $6.8 million.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type:

(In thousands)	June 30, 2006		December 31, 2005	
	Amount	%	Amount	%
Real Estate:				
Residential	$103,863	33.5%	$110,666	34.0%
Commercial	61,364	19.8%	63,211	19.4%
Agricultural	33,538	10.8%	34,980	10.8%
Construction	29,095	9.4%	29,159	9.0%
	$227,860	73.5%	$238,016	73.2%
Commercial	37,250	12.0%	39,766	12.2%
Agricultural	33,826	10.9%	36,261	11.2%
Consumer and other	10,914	3.6%	11,028	3.4%
TOTAL	$309,850	100.0%	$325,071	100.0%

Residential real estate loans fell by $6.8 million during the six months ended June 30, 2006. Commercial real estate loans and other commercial loans decreased by $4.4 million, and agricultural real estate loans and other agricultural loans decreased by $3.9 million. Management attributes the decline in the loan portfolio to a variety of factors. The housing market has softened considerably during 2006 and this has contributed to a decline in the residential real estate portfolio of DSB. One agricultural borrower substantially reduced its borrowings due to special circumstances. Higher interest rates may be slowing the demand for agricultural and commercial loans. The dairy sector faces declining milk prices and higher input costs for fertilizer and gasoline. The Board of Directors of DSB approved a revised Loan Policy that contains more stringent loan underwriting guidelines. These factors, as well as continued strong local competition for loans by area financial institutions, all contributed to the decline in loan volume.

The allowance for credit losses decreased by $172,404 during the six months ended June 30, 2006. The allowance equals 2.00% of total loans at June 30, 2006, compared to 1.96% at December 31, 2005. Nonaccrual loans totaled $11,003,590 at June 30, 2006, an increase of $3,415,788 compared to December 31, 2005. DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 4.37% at quarter end, compared to 3.33% at year-end. As of June 30, 2006, management has identified $10.5 million of potential problem loans compared to $11.1 million at year-end. DBI has no accruing loans that are past due 90 days or more.

The following table sets forth certain data concerning nonaccrual loans, past due accruing loans, restructured loans and other real estate (property acquired through foreclosure or in satisfaction of loans):

(In thousands)	June 30, 2006		December 31, 2005	
	Amount	% of Total Loans	Amount	% of Total Loans
Nonaccrual Loans (1)	$11,004	3.5%	$7,588	2.3%
Accruing Loans Past Due 90 Days or More	0	0.0%	0	0.0%
Total	$11,004	3.5%	$7,588	2.3%
Other Real Estate	$598		$343	

1) Includes restructured loans of $2,005,101 and $1,414,391 as of June 30, 2006 and December 31, 2005, respectively.

The increase in nonaccrual loans during the first six months is primarily attributable to a $2.1 million increase in nonperforming construction loans as a result of the deterioration of three residential home developers. Residential homes in various stages of construction secure these loans. The increase in restructured loans is attributable to a commercial borrower that has closed his business and is selling the commercial property. The repayment terms were modified and the amortization term was lengthened for this borrower.

Demand deposits decreased $6,178,532 or 16% during the first six months of 2006. The decrease is attributable to a seasonal fluctuation. Interest bearing deposits increased by $6,001,933 between December 31, 2005 and June 30, 2006.

Stockholders' equity decreased by $330,922 to $50,221,730 as of June 30, 2006. As of June 30, 2006, DBI's leverage ratio was 12.0%, the risk-based core capital ratio was 15.4% and the risk-based total capital ratio was 16.7%. DBI and DSB continue to maintain capital levels well above the regulatory minimum levels.

Liquidity

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Cash and cash equivalents increased by $5,420,995 during the first six months of 2006. The major sources and uses of cash are detailed in the accompanying Consolidated Statements of Cash Flows. The available-for-sale investment portfolio amounting to $10.0 million as of June 30, 2006, is readily convertible to cash if needed for liquidity purposes.

In addition to on-balance sheet sources of funds DBI also has off-balance sheet sources available to meet liquidity needs. DBI has unused lines of credit of $36.1 million as of June 30, 2006. Management believes DBI's liquidity position as of June 30, 2006, is adequate under current economic conditions.

Off-Balance Sheet Arrangements

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk.

The following table sets forth DBI's commitments to extend credit and standby letters of credit:

(In thousands)	Contract or Notional Amount June 30, 2006	Secured Portion
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$28,746	$21,875
Standby letters of credit and financial guarantees written	2,063	2,063

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

DBI's primary market risk position has not materially changed from that disclosed in DBI's 2005 Form 10-K Annual Report.

Item 4. Controls and Procedures

DBI's management, under the supervision and with the participation of DBI's principal executive officer and principal financial officer, has evaluated DBI's disclosure controls and procedures prior to the filing date of this report. Based on that evaluation, management believes that DBI's disclosure controls and procedures as of the end of the June 30, 2006, quarter are effective in ensuring that information required to be disclosed by DBI in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission's rules and forms.

There were no significant changes in DBI's internal controls over financial reporting or in other factors that could significantly affect these controls during the quarter ended June 30, 2006, including any corrective actions with regard to significant deficiencies and material weaknesses.

Part II. Other Information

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

On May 15, 2006, DBI sold $131,700 (150 shares each at $878.00) of no par common stock that was previously reacquired. The shares were sold directly to Associated Trust Company for the benefit of the Denmark State Bank Profit Sharing & Retirement Saving Plan. The sale of these securities was exempt from registration by Section 4(6) of the Securities Act of 1933, as amended.

Following are DBI's monthly common stock purchases during the second quarter of 2006:

Period	Total Number Of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans (1)	Maximum Number of Shares That May Yet Be Purchased Under the Plan (2)
April 1-30	339	$882	339	6,902
May 1-31	125	$878	125	6,613
June 1-30	77	$878	77	6,473

(1) DBI announced a Stock Repurchase Policy on March 30, 1995, as an accommodation to shareholders.
(2) DBI limits purchases under the Policy in any six-month period to less than six percent of the common shares outstanding. The Policy has no fixed expiration date, although DBI may terminate the Policy at any time. DBI is not soliciting or encouraging shareholders to sell shares under the Policy.

The Federal Reserve Board ("the Board") has adopted regulations that deal with the measure of capitalization for bank holding companies. The Board has also issued a policy statement on the payment of cash dividends by bank holding companies, wherein the Board has stated that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations.   DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division.

DSB is restricted by banking regulations from making dividend distributions to DBI that exceed the retained net income for the most current year plus retained net income for the preceding two years. Under this formula, dividends of approximately $5,921,000 may be paid without prior regulatory approval as of December 31, 2005.

Item 4. Submission of Matters to a Vote of Security Holders

(a)   The Company held its Annual Meeting of Shareholders on April 25, 2006.

(b)   Directors elected at the Annual Meeting were Edward Q. Opichka, D.D.S., and Thomas F. Wall. Directors whose term of office continued after the meeting were, Terese M. Deprey, Thomas N. Hartman, Michael L. Heim, Darrell R. Lemmens, Mark E. Looker and Allen M. Peters.

(c)   The matters voted upon and the results of the voting were as follows:

(1) The Shareholders elected the following nominees to the Board of Directors to serve a three year term expiring in 2009:

Nominees	For	Withheld
Edward Q. Opichka, D.D.S.	97,669	60
Thomas F. Wall	97,669	60

(2) The ratification of the appointment of Wipfli LLP as independent public accountants for the year ending December 31, 2006.

For	Against	Abstain
97,585	0	144

Item 6. Exhibits

(a) Exhibits:

31.1 Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DENMARK BANCSHARES, INC.

	/s/ Darrell R. Lemmens
Date: August 2, 2006	Darrell R. Lemmens, Principal Executive Officer, Chairman of the Board, and President

	/s/ Dennis J. Heim
Date: August 2, 2006	Dennis J. Heim Vice President and Treasurer, Principal Financial and Accounting Officer